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February 23, 2012

Division of Corporation Finance	VIA EDGAR FILING
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Nicholas P. Panos
Senior Special Counsel
Offices of Mergers & Acquisitions

Re: eLandia International Inc.

Schedule 13E-3

Filed January 18, 2012

File No. 005-82117

Preliminary Information Statement on Schedule 14C

Filed January 18, 2012

File No. 000-51805

Dear Mr. Panos:

This letter is being provided on behalf of eLandia International Inc. (the “Company”) in response to the February 14, 2012 comment letter (the “Comment Letter”) of the staff to the Company concerning the above-referenced Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Information Statement (the “Information Statement”) filings.

Set forth below in bold is the staff’s comment from the Comment Letter, followed by the Company’s response. The Company is filing an amendment to the Schedule 13E-3 (“Amended Schedule 13E-3”) and revised preliminary information statement (the “Amended Preliminary Information Statement”) concurrently herewith and page references in the Company’s responses to the staff’s comments refer to those pages in the Amended Schedule 13E-3 or Amended Preliminary Information Statement, as applicable.

Schedule 13E-3

1. In the exhibit index, exhibit (a) is the “information statement, filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3.” Please specify more precisely the information statement to which you are referring. For instance, please state you are referring to the “Revised Information Statement filed on Schedule 14C (File No. 000-51805)” as filed with the Commission on a certain date.

Response

In response to the staff’s comment, the exhibit index of the Amended Schedule 13E-3 has been revised to more precisely refer to the Amended Preliminary Information Statement being filed concurrently herewith.

2. We note you have entered into a Strategic Alliance Agreement with Amper on May 24, 2010 and, on July 29, 2010, you entered into a Contribution Agreement with Amper whereby you issued about 150 million shares (representing 85%) of eLandia to Amper in exchange for 90% of the capital stock of Hemisferio. The transaction contemplated by the Contribution Agreement closed on May 31, 2011. On June 1, 2011, Mr. Martos, general counsel of Amper, proposed to your board the transaction contemplated by this Schedule 13E-3. Please advise us what consideration was given to compliance with Rule 13e-3 with respect to Amper’s initial purchase of 85% of eLandia. Refer to the definition of Rule 13e-3 transaction contained within Rule 13e-3(a)(3).

Response

In response to the staff’s comment, the Filing Persons believe the staff will find the following background and chronology helpful with respect to the consideration given to Rule 13e-3 in connection with the initial purchase of 85% of eLandia’s common stock by Amper, S.A. (“Amper”).

Prior to entering into the Strategic Alliance Agreement with eLandia and its wholly-owned subsidiary, eLandia/Desca Holdings, LLC (“Desca”), Amper did not own any shares of eLandia securities, nor did any director, executive officer or controlling person of Amper own any shares of eLandia securities. Additionally, no director, executive officer or controlling person of Amper served as a director or executive officer of eLandia.

On May 24, 2010, Amper and eLandia entered into the Strategic Alliance Agreement. The Strategic Alliance Agreement was mutually beneficial for both eLandia and Amper from a business perspective. It allowed, among other things, Amper to expand into the thirteen local markets in the Latin American and Caribbean region in which eLandia operates under its wholly-owned Desca and Center of Technology Transfer Corporation (“CTT”) brands and eLandia to provide enhanced support to its regional customers in Brazil. In addition to the marketing and sales opportunities, eLandia and Amper agreed under the terms of the Strategic Alliance Agreement to evaluate a potential equity transaction pursuant to which eLandia would acquire all or a part of Medidata (defined below) in exchange for the issuance to Amper of a majority of eLandia capital stock.

On July 29, 2010, eLandia and Amper entered into the Contribution Agreement. Pursuant to the Contribution Agreement, Amper would acquire 85% of the issued and outstanding shares of eLandia common stock in exchange for the contribution to eLandia by Amper of approximately 90% of the outstanding capital stock of Hemisferio Norte Brasil, S.L. (“Hemisferio”). Hemisferio owns 100% of Hemisferio Sul Participaçoes Ltda. (“Hemisferio Sul”), which owns 88.96% of Medidata Informática, S.A. (“Medidata”), which owns 100% of XC Comercial e Exportadora Ltda. (“XC”). Under the terms of the Contribution Agreement, eLandia and Amper originally expected the closing to occur by January 1, 2011, the original termination date under the agreement, although the parties had the option to extend the termination date to February 1, 2011. At the time that the parties entered into the Contribution Agreement, Amper had no intention of taking eLandia private with the corresponding results of deregistering its shares and ceasing its reporting obligations with the SEC. To the contrary, Amper thought it was advantageous from a business and strategic perspective that eLandia’s shares were publicly traded in the U.S. This initial determination was not ill conceived nor poorly thought out as Amper understands what it means to be a public company since Amper is a Spanish company whose securities are listed on the Madrid Stock Exchange and as a result is subject to both the regulations of the Spanish securities regulatory authority, the Comisión Nacional del Mercado de Valores, and the Madrid Stock Exchange. As a result of its status, Amper understands the advantages, disadvantages, costs, etc. associated with being a public company.

The closing of the transaction contemplated by the Contribution Agreement was subject to a number of conditions, including the parties obtaining all applicable third party consents such as the approval of the U.S. Federal Communications Commission (“FCC”) and eLandia obtaining a consent to the Contribution Agreement and general release and acknowledgment from the receiver for Stanford International Bank Ltd. It took longer to close the transaction than either eLandia or Amper originally expected or hoped for and as a result, on December 9, 2010, Amper and eLandia entered into an amendment to the Contribution Agreement (the “Amendment”) for purposes of extending the termination date to April 30, 2011. The Amendment also provided Amper the right to seek to acquire Desca Holdings and CTT Holdings in an alternative transaction if it did not expect the necessary FCC approval could be obtained prior to February 1, 2011. This provision in the Amendment also illustrates that Amper’s motivation in entering into the Contribution Agreement was driven by business and strategic reasons at the eLandia operational level and not with a purpose of taking eLandia private with the corresponding results of deregistering its shares and ceasing its reporting obligations with the SEC. Both Amper and eLandia agreed to use all commercially reasonable efforts to finalize the terms and conditions of such alternative transaction by February 1, 2011.

The closing of the transaction contemplated by the Contribution Agreement, as amended, occurred on March 31, 2011, subject to the closing documents being held in escrow pending the receipt of the stock certificate representing 150,745,913 shares of eLandia common stock issued in the name of Amper, stock certificates representing the 5,223,517 capital shares of Hemisferio transferred to the name of eLandia (which transfer required registration with certain Spanish and Brazilian authorities), and certain related legal opinions. Please refer to the Form 8-K filed by eLandia on April 4, 2011 as well as the Schedule 13D and Form 3 filed by Amper on April 11, 2011.

On May 31, 2011, the stock certificate representing 150,745,913 shares of eLandia common stock issued in the name of Amper and the stock certificates representing the 5,223,517 capital shares of Hemisferio transferred to the name of eLandia were released from escrow.

Rule 13e-3(a)(3) provides as follows:

A Rule 13e-3 transaction is any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of this section which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of this section:

(i)	The transactions referred to in paragraph (a)(3) of this section are:

(A)	A purchase of any equity security by the issuer of such security or by an affiliate of such issuer;

(B)	A tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; or

(C)	A solicitation subject to Regulation 14A [§§ 240.14a-1 to 240.14b-1] of any proxy, consent or authorization of, or a distribution subject to Regulation 14C [§§ 240.14c-1 to 14c-101] of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests.

(ii)	The effects referred to in paragraph (a)(3) of this section are:

(A)	Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 (§240.12g-4) or Rule 12h-6 (§240.12h-6) or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 (§240.12h-6); or suspension under Rule 12h-3 (§240.12h-3) or section 15(d); or

(B)	Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

As discussed above, prior to Amper’s entering into the Contribution Agreement, it did not own any shares of eLandia securities nor did any director, executive officer or controlling person of Amper own any shares of eLandia securities. Additionally, no director, executive officer or controlling person of Amper served as a director or executive officer of eLandia. Therefore, prior to entering into the Contribution Agreement, Amper was not an affiliate of eLandia. Additionally, the terms of the Contribution Agreement did not contemplate a tender offer or a solicitation subject to Regulation 14A or 14C. Amper at the time of entering into the Contribution Agreement also had no intention to initiate a tender offer or a solicitation subject to Regulation 14A or 14C. Therefore, none of the elements set forth in Rule 13e-3(a)(3)(i) are met.

At the time of entering into the Contribution Agreement, Amper did not believe it was reasonably likely nor did Amper have the purpose of producing a transaction whereby the equity securities of eLandia would be eligible for the termination of registration under the Securities Act, the ceasing of reporting obligations under the Exchange Act or for eLandia’s common stock to no longer be quoted on the OTC Bulletin Board. Therefore, none of the elements set forth in Rule 13e-3(a)(3)(ii) are met.

As further evidence that Amper at the time of entering into the Contribution Agreement did not have the intent to produce the effects referred to in Rule 13e-3(a)(3)(ii), please refer to the Schedule 13D filed by Amper on April 11, 2011 that provides:

The Reporting Person acquired the shares of Common Stock pursuant to the Contribution Agreement for the purpose of acquiring a controlling interest in eLandia. The Reporting Person expects to discuss their investment and controlling interest in eLandia with the Board of Directors, management, other investors, industry analysts and others. These considerations, discussions and other factors may result in the Reporting Person’s consideration of various alternatives with respect to their investment and controlling interest, including possible changes in the present Board of Directors and/or management of eLandia. In addition, the Reporting Person may acquire additional eLandia securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in eLandia in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of eLandia, or the disposition of securities of eLandia; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving eLandia or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of eLandia or of any of its subsidiaries; (d) any change in the present board of directors or management of eLandia, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of eLandia; (f) any other material change in eLandia’s business or corporate structure; (g) changes in eLandia’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of eLandia by any person; (h) causing a class of securities of eLandia to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of eLandia’s becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j)

any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Person will develop any plans or proposals with respect to any of these matters. However, the Reporting Person reserves the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

For the above reasons, Amper concluded that it was not required to comply with Rule 13e-3 at any time prior to the filing by the Company of the Schedule 13E-3.

3. Instruction C requires information called for by Items 3, 5, 6, 10, and 11 for each executive officer and director of the corporation filing the statement, each person controlling that corporation, and each executive officer and director of any corporation or other person ultimately in control of the corporation. Please provide this information for Amper, S.A.

Response

The staff’s comment is acknowledged. Please see pages 2 and 3 of the Amended Schedule 13E-3 and pages 56 through 61 of the Amended Preliminary Information Statement for the additional applicable disclosures called for by Items 3, 5, 6, 10 and 11 with respect to Amper and all other filing persons related to Amper required by Instruction C to Schedule 13E-3.

Preliminary Information Statement on Schedule 14C

Summary Term Sheet, page 1

4. We note your last bullet point on page 2 and your disclosure under “Effects on Holders of Fewer than 150,000 Shares” on page 16. Page 16 seems to make clear that stockholders holding less than 150,000 shares before the Reverse Stock Split will be cashed out and have no equity in eLandia. However, the last bullet point on page 2 suggests there are surviving fractional equity interests that will receive cash. See also the first paragraph on page 39. Please clarify your references throughout your document; that is, please make clear which stockholders are being cashed out and which stockholders will have continuing equity interests in eLandia.

Response

In response to the staff’s comment, the Company has revised the disclosure now contained on page 3 of the Amended Preliminary Information Statement to make clear which eLandia stockholders are being cashed out and which stockholders will have continuing equity interests in eLandia (and that holders of more than 150,000 shares following the Reverse Stock Split will receive fractional shares rather than cash). Similar revisions have been made to the Amended Preliminary Information Statement on page 6 under the question “What will the effect of the Reverse Stock Split be?”, on page 7 under the question “What are the interests of our directors and executive officers in the Reverse Stock Split?”, on page 9 under the question “What is the total cost of the Reverse Stock Split to the Company?”, on page 19 under the heading “Effects on Our Directors and Executive Officers”, on page 44 under the heading “Description of Funding Obligation and Exchange Agreements”, and on page 55 under the heading “Interests of our Executive Officers and Directors in the Reverse Stock Split.”

Questions and Answers about the Reverse Stock Split and Related Transactions, page 4

5. We note pages 30 to 35 disclose the material financial analyses conducted by INTL Provident Group which include the Selected Comparable Company Analysis (disclosing an implied value per share of $0.23 to $0.56), Precedent Transaction Analysis (disclosing an implied value per share of $0.71 to $1.21), and Discounted Cash Flow Analysis (disclosing an implied value per share of $0.70 to $1.22). We also note the top of page 6 states “$0.65 was generally within the implied ranges of value per share of common stock indicated by substantially all of financial analyses performed by INTL.” Please clarify your statement on page 6 in light of your disclosure on pages 30 to 35.

Response

On pages 30 to 35 of the Information Statement the range of implied values per share for the Discounted Cash Flow Analysis should have read $0.58 to $1.10 rather than $0.70 to $1.22. The disclosure now contained on pages 33 through 40 of the Amended Preliminary Information Statement has been changed to better reflect the work conducted by INTL Provident Group. While various valuation methodologies were utilized in arriving at a single implied range of value per share of our common stock, no one approach independent of the others was considered indicative. Rather, all methodologies utilized by INTL Provident Group were considered together, which has as its result, based on the professional judgment of INTL Provident Group, a single implied range of value per share of common stock.

Special Factors, page 11

Background of the Reverse Stock Split, page 11

6. We note your disclosure in the first paragraph on page 11 that “[y]our business did not produce financial results meeting [y]our expectations or the expectations of [y]our stockholders due to various factors. As a result, in recent years, [y]our stock price has generally traded at low levels and interest by the investor community has been minimal.” Please be more specific and clarify “financial results,” “expectations,” “factors,” and “low levels.” In the same paragraph, you make references to “operating performance and debt levels.” Please also clarify these references.

Response

In response to the staff’s comment, the Company has revised the disclosure on page 12 of the Amended Preliminary Information Statement to provide the requested clarifications.

7. In the second paragraph of page 11 you state you consummated the Contribution Agreement in “May 2011.” In the first full paragraph on page 51 you state “On May 31, 2011” the Contribution Agreement was consummated. Please consistently present these dates.

Response

In response to the staff’s comment, the Company has revised the disclosure on page 12 of the Amended Preliminary Information Statement to consistently present the closing date of the Contribution Agreement transaction.

8. In the penultimate paragraph on page 11 you discuss that the special committee determined its opening offer to be $0.70 because it was the midpoint in a range of values. In a supplemental response, please tell us the basis for this determination based on INTL Provident’s analyses and revise as necessary.

Response

In July 2011, for the benefit of the special committee, INTL Provident Group conducted financial analyses utilizing methodologies materially similar to those supporting INTL Provident Group’s fairness opinion. These analyses included Selected Comparable Company Analyses, Precedent Transaction Analyses, Discounted Cash Flow Analyses, and Public Equity Trading Range as well as various other considerations. In arriving at an implied range of value per share of eLandia’s common stock, INTL Provident Group considered the ranges of values implied by these various methodologies, which were $0.64 to $1.00 from the Selected Comparable Company Analyses, $0.44 to $0.71 from the Precedent Transaction Analyses, $0.62 to $1.15 from the Discounted Cash Flow Analyses, and $0.13 to $0.25 from the Public Equity Trading Range. Applying weightings INTL Provident Group deemed appropriate to each of the analyses, INTL Provident Group arrived at an aggregate range of values per share of our common stock that had $0.70 as its midpoint.

9. Also in the same paragraph you disclose that INTL Provident placed greatest weight on the Discounted Cash Flow Analysis which suggests the implied per share price was between $0.70 and $1.22. Please explain this reliance and your determination to accept $0.65 as fair consideration.

Response

The range of $0.70 to $1.22 set forth in the Information Statement was a typographical error and incorrect. The implied value per share from the Discounted Cash Flow Analysis should have read $0.58 to $1.10. It also was incorrect to state in the Information Statement that INTL Provident Group placed greatest weight on the Discounted Cash Flow Analysis. INTL Provident Group placed equal weighting on each of the Selected Comparable Company Analyses, Precedent Transaction Analyses, and Discounted Cash Flow Analyses. The only methodology to receive a different weighting in the aggregate valuation was the Public Equity Trading Range. INTL Provident Group assigned each of the Selected Comparable Company, Precedent Transaction, and Discounted Cash Flow methodology a weighting of 30%, and the Public Equity Trading Range a weighting of 10%. The disclosure has been revised on page 12 of the Amended Preliminary Information Statement.

10. We note your disclosure in the last paragraph on page 11. The description of Amper’s counter offer appears unclear. Please explain their offer with regards to shareholders being cashed out and shareholders who would continue to hold equity in eLandia after the reverse split.

Response

In response to the staff’s comment, the Company has revised the first paragraph on page 13 of the Amended Preliminary Information Statement to clarify the description of Amper’s counterproposal with regard to stockholders being cashed out and stockholders which would continue to hold equity in eLandia after the reverse stock split.

11. We note your reference to “current trading prices” in the first full paragraph on page 12. Please clarify.

Response

In response to the staff’s comment, the Company has revised the second paragraph on page 13 of the Amended Preliminary Information Statement to clarify the range of trading prices for eLandia’s common stock during the period identified.

Effects on Continuing Stockholders, page 17

12. Revise to indicate whether stockholders owning more than 150,000, but less than a multiple of 150,000 shares, will receive a cash payment for fractional shares. At present, the disclosure in the second bullet point suggests that such stockholders will not be entitled to receive cash payments under any circumstance.

Response

In response to the staff’s comment, the Company has revised the disclosure now contained on page 19 of the Amended Preliminary Information Statement to make clear that holders of at least one full share of eLandia common stock following the reverse stock split will continue as stockholders of the Company and will receive fractional shares to the extent the amount of shares owned by such stockholders following the reverse stock split is not equally divisible by 150,000. Similar revisions have been made to the Amended Preliminary Information Statement on page 1 under the heading “Summary Term Sheet”, on page 6 under the question “What will the effect of the Reverse Stock Split be?”, on page 18 under the heading “Effects on Continuing Stockholders”, and on page 47 under the heading “Exchange of Certificates for Cash Payments.”

13. We noticed in the summary of financial information that net losses were experienced in fiscal years 2009 and 2010. Revise to indicate, if true, that the Continuing Stockholders, including Amper, will become the direct beneficiaries of eLandia’s future use of any accrued operating loss carryforwards.

Response

In response to the staff’s comment, the Company has revised the disclosure now contained on page 19 of the Amended Preliminary Information Statement under the heading “Effects on Continuing Stockholders” and on page 20 under the heading “Effect on Amper” to state that the continuing stockholders and Amper will directly benefit from the Company’s future use of any accrued operating loss carryforwards subject to the change of control rules set forth in Section 382 of the Internal Revenue Code.

Effect on Amper, page 18

14. Revise to state the anticipated effect of the transaction on Amper’s interest in the net book value and net earnings of eLandia expressed in terms of both dollar amounts and percentages. See Item 7 of Schedule 13E-3 and corresponding Instruction 3 to Item 1013 of Regulation M-A.

Response

In response to the staff’s comment, the Company has revised the disclosure now contained on page 20 of the Amended Preliminary Information Statement under the heading “Effects on Amper.”

Fairness of the Reverse Stock Split and the Exchange Agreements, page 19

15. The disclosure in the first paragraph indicates that “Each of the Filing Persons joins us in making disclosures…” Revise to include an express determination made by each of the filing persons as to whether each reasonably believes the transaction is fair to unaffiliated stockholders. Refer to Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A as well as Q&A No. 5 in Exchange Act Release 17719 (April 13, 1981). The fairness determination should also extend to those unaffiliated who retain their interest in eLandia as well as those who will be receiving cash consideration. The fairness determination should also address procedural as well as substantive fairness. See Q&A Nos. 19 and 21 in Exchange Act Release 17719 (April 13, 1981).

Response

The requested disclosure has been included in the Amended Preliminary Information Statement under a new section entitled “Position of Other Filing Person as to Fairness of the Reverse Stock Split and the Exchange Agreements” commencing on page 29.

Factors Considered in Determining Fairness, page 21

Supporting Factors, page 21

16. We note the last bullet point on page 21 states the premiums discussed in the second to last bullet point are “substantially higher than premiums paid in other similar “going private” transactions.” Please tell us your basis for determining transactions to be similar and revise accordingly.

Response

In response to the staff’s comment, the third bullet point on page 23 of the Amended Preliminary Information Statement has been revised to clarify the basis used for determining transactions to be similar.

17. We note the second bullet point on page 23 discussing the alternative of an asset sale. Please elaborate on why Amper was interested in selling eLandia or its interests in eLandia.

Response

In response to the staff’s comment, the second bullet point on page 24 of the Amended Preliminary Information Statement has been revised to clarify that eLandia, and not Amper, considered an asset sale or other business combination but no third-parties expressed any interest in such a proposed transaction.

18. We note the third bullet point on page 23 discusses equity and debt financing from Amper. Your disclosure under “Information about Other Filing Persons” does not appear to present such assistance. Please advise and revise accordingly.

Response

In response to the staff’s comment, the Company has revised disclosure now contained on pages 59 and 60 of the Amended Preliminary Information Statement under the heading “Information about Other Filing Persons” to provide detail regarding the debt and equity financing provided by Amper to eLandia under the Strategic Alliance Agreement and the Contribution Agreement.

Factors Not Considered, page 25

19. Revise to affirmatively indicate, if true, that going concern value was not considered and the reason(s) why such value was not taken into account. See Instruction 2 to Item 1014 of Regulation M-A and General Instruction E to Schedule 13E-3. In addition, please refer to Q&A No. 20 in Exchange Act Release 17719 (April 13, 1981) for more guidance.

Response

All of INTL Provident Group’s analyses assumed that the Company would continue operating as a going concern. Each of the methodologies considered, Selected Comparable Company Analyses, Precedent Transaction Analyses, Discounted Cash Flow Analyses and Public Equity Trading Range, included only data for trading companies and precedent transactions of operating businesses, which INTL Provident Group believes are valued as going-concerns. INTL Provident Group did not consider trading data for companies in bankruptcy or liquidations or asset sales in bankruptcies or other situations where the valuation does not imply going concern assumptions. Discounted Cash Flow Analyses assume the company being valued will continue to generate its projected cash flows as a going concern.

The Amended Preliminary Information Statement has been revised on page 33 under the heading “Summary of INTL Provident Group’s Financial Analyses” to make more explicit the assumption of eLandia as a going concern.

Reasons for the Approval by the Board of Directors, page 27

20. We note your third bullet point on page 27 states there were arms’-length negotiations between the special committee and Amper. Given that the proposed going-private transaction is being effectuated between eLandia and its largest affiliate, thereby resulting in the application of Rule 13e-3, the reference to “arms’-length” is inconsistent with the disclosures otherwise required by the rule and description of the transaction. Please revise, and make conforming changes to the top of page 30.

Response

In response to the staff’s comment, the third bullet point on page 29 of the Amended Preliminary Information Statement has been revised to delete the reference to “arms’ length” negotiations. Conforming changes have been made in the Amended Preliminary Information Statement on page 6 under the question “What are some of the factors that the board of directors considered in approving the transactions?”, on page 28 under the heading “Procedural Fairness”, and on page 33 under the heading “Summary of Fairness Opinion.”

Summary of Fairness Opinion, page 27

21. We note the second and fourth bullet points on page 28 refer to internal financial reports including forecasts and financial information including projections. Similarly, the third paragraph on page 35 refers to financial forecasts and estimates used for the Discounted Cash Flow Analyses. Please revise to disclose all forecasts and projections.

Response

In response to the staff’s comment, a new section entitled “Projections Considered by INTL Provident Group” has been included on pages 40 and 41 of the Amended Preliminary Information Statement.

Summary of the INTL Provident Group’s Financial Analyses, page 30

22. We note the implied equity value per share under the Precedent Transaction and Discounted Cash Flow Analyses was greater than the consideration being offered to the unaffiliated shareholders who will receive cash payment for their pre-split shares and the consideration being offered to the unaffiliated continuing shareholders pursuant to the Exchange Agreements. Please revise to specifically address this difference and, notwithstanding this difference, how the transaction is fair to these shareholders. Please refer to Question and Answer No. 21 of Exchange Act Release No. 34-17719 (Apr. 13, 1981).

Response

After correcting our misstatement of the value indicated by INTL Provident Group’s Discounted Cash Flow Analyses contained in the Information Statement, the $0.65 consideration is within the range of implied equity values of eLandia’s common stock. After the applying the Selected Comparable Company Analyses, Precedent Transaction Analyses, and Discounted Cash Flow Analyses employed by INTL Provident Group, the $0.65 consideration falls below only one of the methodologies utilized by INTL Provident Group in calculating the combined range of implied equity values for eLandia’s common stock. As noted on page 36 of the Information Statement, no single methodology, considered in isolation, was intended to provide a view toward the fairness of the Proposed Transaction consideration.

23. Please tell us how you calculated the Estimated Range for I/T Solutions and Telecom on page 32.

Response

The Estimated Range for I/T Solutions was calculated by INTL Provident Group as an average of the ranges implied by the revenue multiples. The Estimated Range for Telecom was calculated as an average of the ranges implied by use of both revenue and EBITDA multiples.

The Amended Preliminary Information Statement has been amended on page 36 under the heading “Summary of INTL Provident Group’s Financial Analyses” to clarify how INTL Provident Group calculated the Estimated Range for I/T Solutions and Telecom.

Summary Financial Information, page 47

24. Revise to include the ratio of earnings to fixed charges, or advise. See Instruction 1 to Item 13 of Schedule 13E-3 and corresponding Item 1010(c)(4) of Regulation M-A.

Response

In response to the staff’s comment, the Company has revised the Summary Financial Information table on page 52 of the Amended Preliminary Information Statement to include the ratio of earnings to fixed charges information.

25. In view of the information statement’s reference to the investment decision available to stockholders who may wish to increase or reduce their positions above or below 150,000 shares before the reverse stock split becomes effective, please advise us, with a view toward revised disclosure, the basis upon which the summarized pro forma information required by Item 1010(c)(6) has been excluded.

Response

In response to the staff’s comment, the Company has revised the Summary Financial Information tables on page 52 of the Amended Preliminary Information Statement to include the pro forma information required by Item 1010(c)(6) of Regulation M-A.

Annex A

26. INTL Provident Group affirmatively states that the opinion is “solely for the use of the Special Committee of the Board…” While INTL has given its consent to have the opinion reproduced in SEC filings made by eLandia, the quoted restriction on the use of the opinion creates the implication that stockholders may not consider or rely on the information contained within the opinion. Advise us, with a view toward revised disclosure, whether or not INTL believes eLandia stockholders are free to consider and rely upon INTL’s opinion.

Response

In response to the staff’s comment, INTL Provident Group’s opinion has been revised to delete the term “solely” and is included as Annex A to the Amended Preliminary Information Statement. The opinion of INTL Provident Group was provided for the use of the Special Committee of the Board in forming its recommendation to the board of directors with respect to the Proposed Transaction. eLandia’s stockholders may consider, in addition to all other information available to them, the information in INTL Provident Group’s opinion in their evaluation of the Proposed Transaction; however, INTL Provident Group’s opinion does not constitute a recommendation by INTL Provident Group to any person regarding the Proposed Transaction. The Amended Preliminary Information Statement has been amended on page 32 under the heading “Summary of Fairness Opinion” to provide this disclosure.

The requested written statement from each filing person is attached hereto.

On behalf of the Company, we trust that the foregoing has been responsive to the staff’s comments. If the staff has any additional comments or concerns, please call the undersigned at (305) 530-0050.

Sincerely,

/s/ Seth P. Joseph
Seth P. Joseph

cc: Harley L. Rollins

February 23, 2012

VIA EDGAR AND FACSIMILE

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Nicholas P. Panos
Senior Special Counsel

Re: eLandia International Inc.

Dear Mr. Panos:

Reference is hereby made to the Amendment No. 1 to Schedule 13E-3 of eLandia International Inc. (the “Company”) filed February 23, 2012 (File No. 005-82117) and Revised Preliminary Information Statement on Schedule 14C of the Company filed February 23, 2012 (File No. 000-51805).

In connection with the above-referenced filings today by the Company, the undersigned on behalf of the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the above-captioned filings;

•

the staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking action with respect to the above-captioned filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

eLandia International Inc.

By:	/s/ Harley L. Rollins
Harley L. Rollins
Chief Executive Officer

February 23, 2012

VIA EDGAR AND FACSIMILE

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Nicholas P. Panos
Senior Special Counsel

Re: eLandia International Inc.

Dear Mr. Panos:

The undersigned is a Filing Person in connection with the Amendment No. 1 to Schedule 13E-3 of eLandia International Inc. (the “Company”) filed February 23, 2012 (File No. 005-82117) and Revised Preliminary Information Statement on Schedule 14C of the Company filed February 23, 2012 (File No. 000-51805).

In connection with the above-referenced filings today by the Company, the undersigned Filing Person hereby acknowledges that:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosures in the above-captioned filings;

•

the staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking action with respect to the above-captioned filing; and

•	the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amper, S.A.

By:	/s/ Alfredo Redondo
Alfredo Redondo
Chief Executive Officer